January 3, 2007
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark P. Shuman Branch Chief — Legal Division of Corporation Finance

Re:	Bootheel Agri-Energy, LLC Registration Statement on Form SB-2/A SEC File No. 333-136915 Filed on October 16, 2006
Dear Mr. Shuman:
We are writing this letter on behalf of Bootheel Agri-Energy, LLC (“Bootheel”)in response to (i) the comment letter of the Staff dated November 2, 2006 regarding the registration statement referred to above and (ii) the letter of the Staff dated November 15, 2006 regarding the registration statement referred to above. We are transmitting together with this correspondence the third amendment (“Amendment”) to the Registration Statement on Form SB-2 made in response to the Staff’s comments.
In response to the Staff’s letter of November 15, 2006, the Amendment includes updated financial statements. Bootheel previously responded to the Staff’s comment letter of November 2, 2006. For the convenience of the Staff in their review of the Amendment, we are refiling that response. This letter sets forth each of the Staff’s comments numbered in accordance with the November 2, 2006 letter and, following each comment, Bootheel’s response to that comment, including the location of any related disclosure in the Amendment.
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Securities and Exchange Commission
January 3, 2007

General
     1. Please advise us as to whether or not the managers have prior experience in forming and operating organizations that construct or operate ethanol plants. If so, please provide prior performance information as required by Item 8 of Industry Guide 5. If not, please add appropriate risk factor disclosure.
The managers do not have prior experience in forming and operating organizations that construct or operate ethanol plants. Accordingly, no prior performance information is required. The registration statement includes appropriate risk factor disclosure in “Risks Relating to us as Development-Stage Company”, including “We are a recently formed company, have no operating history or experience operating an ethanol plant and may have difficulties successfully completing and operating the plant” and “Our Managers and officers have little to no experience in the ethanol industry or in managing an ethanol plant, which increases the risk that we will be unable to manage our development and operate successfully”.
     2. The terms of this offering are not clear. Disclosure in the 6th full paragraph on page 1 indicates that the “minimum amount which must be purchased in this offering in order for the offering to close successfully is $60,000,000...” Yet, disclosure elsewhere indicates that investments will be held in escrow until you receive the referenced $60 million plus written debt financing commitments for an amount ranging from $80 million to $130 million, depending on the capital raised. The receipt of debt written debt financing commitments appears to be a condition to closing of this offering and your disclosure should be revised to reflect this fact consistently. You may indicate that investors’ funds will be held in escrow until you receive cash proceeds from the sale of your Units plus the receipt of written commitments for debt financing but should refrain from disclosing that the funds will be held in escrow until other conditions are satisfied. A vague reference of that nature fails to provide meaningful information about the conditions that are to be satisfied before the offering may be deemed “closed.”
     The description of the offering throughout the registration statement has been revised in response to the Staff’s comment.
     3. We note the information provided in response to our prior comment 1 of our letter dated September 21, 2006. In this regard, please provide an analysis of the “substantial duties” that each of the nineteen managers will be performing for or on behalf of Bootheel at the end of the offering.
     Rule 3a4-1 expressly lists “directors” as a category of persons for whom its safe harbor applies. Each member of the Board of Managers (a “Manager” and together the “Managers”) is acting in a role equivalent to a member of a board of directors.

Securities and Exchange Commission
January 3, 2007

     Each Manager will substantial duties following the offering. Bootheel employs very few employees, and its Board of Managers is composed of 19 individuals. The Board of Managers is charged with managing the business and affairs of Bootheel under Section 5.1 of Bootheel’s operating agreement. This necessitates the active and substantial participation of each Manager.
     It is currently contemplated that the each Managers’ activities post-offering will include, but will not be limited to, participation in the following activities:
•	Evaluating, reviewing and approving business alternatives and contractual arrangements related to Bootheel’s acquisition and preparation of a plant site;

•	Considering, reviewing and approving business alternatives and contractual arrangements related to the construction of Bootheel’s plant;

•	Oversight of and consideration of various issues related to the acquisition of the necessary permits for Bootheel’s plant;

•	Oversight of the construction process for Bootheel’s plant;

•	Evaluating, reviewing and approving agreements for the purchase of coal, natural gas, coal and other required items;

•	Evaluating, reviewing and approving the required debt agreements for the construction of the plant; and

•	Evaluating candidates for employment in various officer positions.
     None of the above described activities will be in connection with securities transactions. Overriding all, each Manager will be subject to a fundamental fiduciary obligation as a Manager of the Registrant, as provided by Bootheel’s operating agreement. Case law is well established that an “absentee” director who fails to stay actively engaged in well-informed oversight of a corporation’s business activities can be subject to personal liability; each Manager undertakes those same obligations and risks.
     4. Refer to prior comment 2 of our letter dated September 21, 2006 and make appropriate revisions in the “Plan of Distribution” section. There, we again note reference to the offering being undertaken on a “best efforts” basis.
     The “Plan of Distribution” section has been revised in response to the Staff’s comment.
     5. We cannot locate your revisions and/or submissions in response to our prior comment 6 of our letter dated September 21, 2006 and we reissue the comment. With respect to any third-party statements in your prospectus such as the industry data you present, separately

Securities and Exchange Commission
January 3, 2007

provide us with support for such statements. Refer, for example and without limitation, to the disclosure contained in the paragraph immediately preceding “Distillers Grains” on page 57. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm whether the source of each statistic is publicly available without cost or at a nominal expenses. If an expense is imposed, tell us the amount. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.
     Bootheel intends to adopt the third party statements as its own, and “Description of the Business” has been revised accordingly in response to the Staff’s comment.
Prospectus Summary, page 1
     6. We reissue our prior comment 13 of our letter dated September 21, 2006. For investors that may be unfamiliar, provide a general description of a limited liability company. Also, add risk factor disclosure that addresses the potential disadvantages to investors relating to the complexities involved with tax preparation that will be associated with Unit holders who will need to receive K-1 reports. In this regard, but for a single additional disclosure in the summary that indicates that you do not intend to offer tax filing guidance to your Unit holders, you have not provided a meaningful discussion of the technicalities of K-1 reports.
     The prospectus summary has been revised in response to the Staff’s comment to include a general description of a limited liability company and “Risk Factors” has been revised to include a risk factory disclosure regarding potential disadvantages to investors as described.
The Offering, page 1
     7. We note your response to our prior comment 16 of our letter dated September 21, 2006. Please add disclosure that addresses the circumstances under which you may waive conditions to the purchase of the units and which conditions are subject to waiver. Your disclosure should also address whether a waiver constitutes a change in a material term of the offering such that the offering would be deemed terminated, which would require prompt return of investors’ funds.
     Bootheel does not intend to waive any conditions to the purchase of the units, with the sole exception of the possible waiver of the condition that purchasers must “Mail or deliver [the subscription materials] to us at 1214 Linn Street, Sikeston, Missouri 63801.” In some

Securities and Exchange Commission
January 3, 2007

circumstances, it is possible that, whether because of a personal relationship or otherwise, a purchaser might deliver the subscription materials to one of Bootheel’s managers. Bootheel will not waive any other condition to the offering, material or immaterial. Bootheel believes that a description of the possibility of a waiver of that condition would invite requests for such waivers. We respectfully request that Bootheel not be required to tell potential investors that they may avoid the specific requirements spelled out in detail in the prospectus.
Escrow of Subscriptions, page 5
     8. We note your response to our prior comment 17 of our letter dated September 21, 2006 and we reissue the comment. When the escrow agreement is finalized, please file it as an exhibit and include a materially complete description of the escrow procedures.
     The escrow agreement has been filed with the amendment to the registration statement. The registration statement includes a materially complete description of the escrow procedures.
     9. We reissue our prior comment 28 of our letter of September 21, 2006 as it pertains to the statement on page 84 that “[a]ny person holding a Unit in the Company should be treated as a partner of the Company ...” Also, refer to page 87, where you and counsel state that the conduct of your business, should, with respect to a member, constitute passive activity.
     The disclosures on the referenced pages have been revised in response to the Staff’s comment.
Capitalization, page 29
     10. Please revise the column heading to indicate, if true, that scenarios 5 and 6 are also “Pro Forma”. If these scenarios are not pro forma presentations, revise the column headings to clearly indicate what the relevant amounts represent.
     The referenced column heading has been revised in response to the Staff’s comment to indicate that scenarios 5 and 6 are also “Pro Forma”.

Securities and Exchange Commission
January 3, 2007

Federal Income Tax Considerations, page 81
     11. In the first paragraph under the sub-heading “General” you refer to counsel’s opinion regarding the material Federal income tax consequences to individual citizens and residents of the United States. Please revise so that the reference to the scope of counsel’s opinion addresses the material Federal income tax consequences to the registrant. The tax consequences to Bootheel that are discussed in the section include the conclusion that it will be treated as a partnership and that Bootheel will not be subject to Federal income tax on any taxable income.
     The referenced disclosure has been revised in response to the Staff’s comment.
Recourse and Non-Recourse Debt, page 85
     12. Additionally, under the sub-heading recourse and non-recourse debt, or in another appropriate location, clarify whether the lending arrangement that will initially be obtained to satisfy the closing condition of the offering will be recourse or non-recourse financing.
     The referenced disclosure has been revised in response to the Staff’s comment.
Financial Statements
General
     13. Certain of your financial statements include dates in the titles of the financial statements which differ from the dates shown in the column headings of the respective periods presented. For example, the title of your balance sheet indicates that the amounts are as of June 30, 2006, while the column headings indicate that the amounts are as of June 30, 2006 and December 30, 2005. Please review and revise the disclosure as necessary.
     The financial statements have been revised in response to the Staff’s comment.
Notes to Financial Statements
Note B: Members’ Equity, page F-8
     14. Your revised disclosures on page F-8 indicate that the public placement memorandum offers a minimum of 35 million Class A units with offering proceeds of $70 million which results in $120 million in debt financing. We note that this disclosure appears to differ from disclosure appearing elsewhere in your filing, including the cover page and page 1, which indicates that the minimum number of Class A units is 30 million with offering proceeds of $60 million resulting in $130 million in debt financing. Please review and revise the disclosure as necessary.

Securities and Exchange Commission
January 3, 2007

     The referenced disclosures have been revised in response to the Staff’s comment.
Part II — Information Not Required in Prospectus
Exhibits
Exhibit 10.3
     15. We note you provide a “form of” agreement as Exhibit 10.3. The option agreement should be filed in the form it was executed.
     The option agreement has been filed in the form in which it was executed with the second amendment to the registration statement.
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You may contact the undersigned at 816-374-3352 or by fax to 816-374-3300 with any questions regarding these responses or the accompanying draft of the amendment. You may also contact Greg Johnson of this office at 816-374-3227 or by fax to 816-374-3300.
Very truly yours,
Thomas J. Lynn